EXHIBIT 99.(a)(5)(ix)

Contact: LeAnne Zumwalt
                DaVita Inc.
                310 750-2072

DAVITA REVISES TENDER OFFERS AND
ANNOUNCES SATISFACTION OF FINANCING CONDITION

TORRANCE, CA, April 19, 2002 – DaVita Inc. (NYSE: DVA) today announced that in connection with its previously announced offer to purchase up to 24,000,000 of its common shares, it has increased the price at which it will purchase the shares from a range of $20.00 to $25.00 to a range of $22.00 to $26.00 per share and decreased the number of shares it is offering to purchase from up to 24,000,000 shares to up to 20,000,000 shares.

DaVita also announced that the financing condition to its offers to purchase up to 20,000,000 of its common shares and all of its 9¼% Senior Subordinated Notes due 2011 has been satisfied as a result of DaVita’s receipt of the necessary commitments from lenders for the funds necessary to purchase tendered shares and Notes.

In conformity with the rules and regulations of the Securities Exchange Act of 1934, which require tender offers to remain open for ten business days following an increase in the offer price and five business days following satisfaction of a financing condition, DaVita has extended the tender offer for its common shares for ten business days, until 9:00 a.m., New York City time, on Friday, May 3, 2002, and extended the tender offer for its 9¼% Senior Subordinated Notes due 2011 for five business days, until 9:00 a.m., New York City time, on Friday, April 26, 2002. These tender offers were previously scheduled to expire at 9:00 a.m., New York City time, on Friday, April 19, 2002.

According to The Bank of New York, the Depositary for the tender offers, as of April 18, 2002, approximately 53,000 of DaVita’s common shares and all of the Notes have been validly tendered and not withdrawn. In accordance with the terms of the Notes tender offer, the consideration for the Notes will be determined on April 23, 2002, three business days prior to expiration.

An amended offer to purchase and related materials for the stock tender offer will be mailed out shortly. Stockholders may obtain the amended offer to purchase and related materials for free at the SEC’s website at www.sec.gov.

Credit Suisse First Boston Corporation and Banc of America Securities LLC are acting as Dealer Managers in connection with the tender offer for the Notes and the related consent solicitation. Persons with questions regarding this tender offer and consent solicitation should contact Credit Suisse First Boston Corporation’s Liability Management Group, at either (212) 538-8474 or (800) 820-1653 or Banc of America Securities LLC at (704) 388-9217 or (888) 292-0070. Requests for documentation should be made to Georgeson Shareholder, the Information Agent, at (212) 440-9800 or (866) 800-0507.

Credit Suisse First Boston Corporation is also acting as Dealer Manager in connection with the tender offer for DaVita’s common shares. Persons with questions regarding this tender offer should contact Credit Suisse First Boston Corporation at (800) 881-8320. Requests for documentation should be made to Georgeson Shareholder, the Information Agent, at (212) 440-9800 or (866) 800-0506.

DaVita is a leading provider of dialysis services in the United States for patients suffering from chronic kidney failure. DaVita owns and operates kidney dialysis centers and home peritoneal dialysis programs in 32 states, as well as Washington, D.C. It currently operates 493 outpatient dialysis facilities serving approximately 43,000 patients and also provides acute hemodialysis services to inpatients at approximately 270 hospitals.